Exhibit 99.1

BioNTech to Establish Regional Headquarters for South East Asia and First mRNA Manufacturing Facility in Singapore

•	BioNTech to establish first regional hub in Asia Pacific region in Singapore
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Planned state-of-the-art manufacturing site will support global supply of mRNA-based vaccines and therapeutics and provide a rapid response capability for South East Asia against potential future pandemic threats

•	Expansion plan supported by the Singapore Economic Development Board (EDB)

MAINZ, GERMANY, 10 May 2021 — BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) today announced plans to expand its global footprint to Asia with the establishment of its Regional Headquarters for South East Asia in Singapore. In addition to selecting Singapore as its future regional headquarters, BioNTech plans to establish a fully integrated mRNA manufacturing facility in Singapore with support from the Singapore Economic Development Board. The new facility will provide regional and global supply capacity of BioNTech’s growing pipeline of mRNA-based product candidates, as well as a rapid response production capability for South East Asia to address potential pandemic threats.

In line with BioNTech’s mission to develop next-generation immunotherapies to improve the health of individuals worldwide, the new mRNA manufacturing facility will leverage cutting-edge manufacturing and digital infrastructure. It will be equipped to produce a range of novel mRNA vaccines and therapeutics for infectious diseases and cancer. The envisioned site will bring highly automated and end-to-end mRNA production capabilities across drug substance, drug product and fill-and-finish, with an estimated annual capacity of several hundred of million doses of mRNA-based vaccines depending on the specific vaccine.

BioNTech plans to open its Singapore office and initiate construction of the manufacturing facility in 2021, subject to planning approval. The Company anticipates that the site could be operational as early as 2023 and will create up to 80 jobs in Singapore.

“Having multiple nodes in our production network is an important strategic step in building out our global footprint and capabilities. With this planned mRNA production facility, we will increase our overall network capacity and expand our ability to manufacture and deliver our mRNA vaccines and therapies to people around the world,” said Ugur Sahin, M.D., CEO and Co-founder of BioNTech. “Singapore provides an excellent business climate, growing biotechnology industry and rich talent base. We would like to thank Singapore’s Economic Development Board who has been very supportive throughout our planning process and we look forward to contributing our technology and expertise to the development of the biotechnology industry in Singapore and this region.”

“We strongly welcome BioNTech’s plan to establish its mRNA manufacturing facility and regional headquarters in Singapore. The investment will enable Singapore to develop capabilities in an important new therapeutic modality as part of the strategy to grow our biopharmaceutical industry,” said Dr. Beh Swan Gin, Chairman, EDB. “In particular, BioNTech’s mRNA manufacturing facility will contribute significantly to the region’s ability to address future pandemic threats.”

Following the establishment of its U.S. Headquarters in Cambridge, MA in 2020, the establishment of BioNTech’s South East Asia Headquarters represents a key milestone in the Company’s international expansion.

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About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

Forward-looking Statements of BioNTech

This press release contains “forward-looking statements” of BioNTech within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, statements concerning: BioNTech’s plans for expansion of its manufacturing capacity and capabilities, facilities, and geographical presence; BioNTech’s expected product sales and revenues; the consummation and anticipated costs, benefits and synergies of BioNTech’s expansion in Singapore; and BioNTech’s ability to effectively scale its production capabilities and manufacture its products, including BioNTech and Pfizer’s COVID-19 vaccine, and BioNTech’s product candidates. Any forward-looking statements in this press release are based on BioNTech’s current expectations and beliefs of future events. The forward-looking statements in this press release are neither promises nor guarantees, and you should not place undue reliance on these forward-looking statements because they involve known and unknown risks, uncertainties, and other factors, many of which are beyond BioNTech’s control and which could cause actual results to differ materially from those expressed or implied by these forward-looking statements.

You should review the risks and uncertainties described under the heading “Risk Factors” in BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts

Media Relations

Jasmina Alatovic

+49 (0)6131 9084 1513

Media@biontech.de

Investor Relations

Sylke Maas, Ph.D.

+49 (0)6131 9084 1074

Investors@biontech.de

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